

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 1, 2019

<u>Via Email</u>

Tara M. Fisher
Ropes & Gray LLP
800 Boylston Street
Boston, MA 02199

> **Re:** **CIRCOR International, Inc.**
> **Schedule 14D-9 filed June 24, 2019**
> **Amendment No. 1 to Sch. 14D-9 filed June 24, 2019**
> **Amendment No. 2 to Sch. 14D-9 filed June 25, 2019**
> **SEC File No. 5-57061**

Dear Ms. Fisher:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed the filings listed above. Our comments follow. All defined terms have the same meaning as in your filings, unless otherwise noted.

Please respond to this letter promptly by amending your Schedule 14D-9. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing(s) and the information you provide in response to this letter, we may have additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please allow sufficient time for additional staff review after filing your revised materials and your response letter.

<u>Schedule 14D-9 filed June 24, 2019 - Item 4. The Solicitation or Recommendation – Reasons for the Recommendation, page 19</u>

1. Here and in the Investor Presentation included as Annex F, you assert that the Offer is inadequate and substantially undervalues the Company, based in part on future forecasts of earnings and deleveraging over the next eighteen months. For the projected figures disclosed, include a brief description of the underlying

Tara M. Fisher, Esq.
Ropes & Gray LLP
July 1, 2019
Page 2

      assumptions supporting them, as well as a summary of their limitations (factors that could cause these projections not to be realized).

2. See our last comment above. Please include similar clarifying disclosure in future filings that contain projections, such as the open letter to shareholders included in your press release dated June 24, 2019 and attached as an exhibit to amendment 1 to the Schedule 14D-9.

Item 5. Persons/Assets to be Retained, Employed, Compensated or Used, page 29

3. Revise the disclosure here to comply with Item 1009(a) of Regulation M-A. See the guidance available on our Web site at www.sec.gov under "Tender Offers and Schedules," Section 14(d) and Regulation 14D, Q&A 159.02. Your expanded disclosure should summarize the material terms of J.P. Morgan's and Evercore's compensatory arrangements, including sufficiently detailed narrative disclosure to allow security holders to identify the types of fees that will provide the primary financial incentives for each financial advisor. Include any other material information about their fee arrangements relevant to a security holder's assessment of each financial advisor's conclusions. Your expanded disclosure should further provide additional details about the "potential transaction fee in the event of a sale" that Evercore and J.P. Morgan may receive, including how such a fee would be calculated and when it would be triggered.

      We remind you that the filing person is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact me at (202) 551-3263 with any questions about these comments.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and
Acquisitions